UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington , D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter ended December 31, 2006

Commission File Number: 000-25383

INFOSYS TECHNOLOGIES LIMITED
(Exact name of Registrant as specified in its charter)

Not Applicable.
(Translation of Registrant's name into English)

Bangalore, Karnataka, India
(Jurisdiction of incorporation or organization)

Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100. 80-2852-0261
(Address of principal executive offices)

Indicate by check mark if registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No☒

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

Not applicable.

TABLE OF CONTENTS

SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3

This Form 6-K contains our Report (the "Report") for the quarter ended December 31, 2006, which we will mail to holders of our equity shares and American Depositary Shares on or about January 27, 2007. The Report is attached to this Form 6-K as Exhibit 99.1.

Our Board of Directors, at their meeting held on October 11, 2006, resolved to re-appoint Mr. S. D. Shibulal, who had been appointed as our whole-time director for a period of five years expiring January 9, 2007, as our whole-time director for a further period of five years commencing January 10, 2007. This re-appointment is subject to approval of our members in general meeting. Attached as Exhibit 99.2 is an abstract of the terms and conditions of re-appointment of Mr. S. D. Shibulal as whole-time director, that is proposed to be mailed to our members on or about January 27, 2007.

Also included in this Form 6-K is additional information regarding our financial condition and results of operations for the quarter ended December 31, 2006, and certain other information that we have made available to the public on our web site at www.infosys.com as of January 25, 2007. The additional information includes: At a glance - Indian GAAP (Non-consolidated financials); Ratio analysis as per Indian GAAP (Non-consolidated); At a glance - US GAAP; Shareholder information and addresses of our offices and those of our subsidiaries. The additional information is attached to this Form 6-K as Exhibit 99.3.

The information contained in this Form 6-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: January 25, 2007

INFOSYS TECHNOLOGIES LIMITED

/s/ NANDAN M. NILEKANI

Nandan M. Nilekani
Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description of Document
99.1	Report for the quarter ended December 31, 2006
99.2	Abstract of the terms and conditions of re-appointment of Mr. S. D. Shibulal, as whole-time director
99.3	Additional Information